January 18, 2011

By EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 10K for the Fiscal Year Ended December 31, 2009

Form 10Q for the Quarterly Period Ended June 30, 2010

File No. 000-05486

Dear Mr. Rosenberg:

This letter is in response to questions raised by the staff of the Division of Corporation Finance (the “Staff”) during our telephone conversations of December 16, 17 and 21, 2010, and as a follow-up to Presidential Life Corporation’s (the “Company”) response filed on December 6, 2010 with the SEC.

We have carefully considered the Staff’s telephonic inquiries pertaining to the Company’s application of equity method of accounting for investments in limited partnerships (“LPs”).  We understand the following to be the SEC’s primary concerns:

A.

The reporting lag, associated with undistributed investment activity, exceeds one quarter.

We continue to believe that there is no authoritative accounting literature that specifies a maximum lag period, as long as the lag is consistent.  Undistributed earnings and losses of the LPs are primarily reflected in the 2nd quarter of the subsequent year.  However, as previously discussed and detailed below, receipt of the annual audited financial information is the earliest period that the Company has adequate information necessary to apply the equity method of accounting for undistributed investment activity.  The Company makes full disclosure of its accounting policy and the lag period in its quarterly and annual financial reporting.  The Company’s analysis of LP activity from 2005 thru September 30, 2010 showed that the cumulative LPs equity in earnings (losses) recorded from undistributed investment activity was approximately 13% of the total cumulative equity in earnings (losses) for the period.

B.

Realized losses are not recognized on an interim basis.

As stated in our previous response, the LPs are generally required to make cash distributions when the underlying investments are monetized irrespective of whether they are monetized at a gain or loss. When a monetized investment results in a loss, the Company records this activity similar to when it is monetized at a gain. (See table on page 2 that details net losses from cash distributions during the first six months of 2009).

The following sections are in direct response to specific questions posed by the S.E.C. Staff relating to: 1) Note 1D of the June 30, 2010 Form 10Q and 2) accounting entries used in recording the investment activity of an LP.

Note 1D – June 30, 2010 Form 10Q

The Company’s reporting lag occurs when the LPs income (loss) is not distributed to the investors during the year.  In the absence of a cash distribution, the Company has long determined that the quarterly unaudited statements are deemed to be insufficient and/or unreliable, resulting in the undistributed income (losses) being recorded when the Company receives the annual audited financial statements in the following year.  A majority of these annual audited financial statements are received by the Company during the first six months of the subsequent year.  As a result, there is generally a reporting lag (referred to in Note 1D as a “true-up”) of up to one year for recording investment income (losses) that are not distributed during the previous year.  For 2009, the Company reconciled the income (losses) recorded in 2009 from cash distributions to the annual audited financial statements for 2009 (received by the Company in 2010), and recorded the necessary entries.

As disclosed on pages 8 and 11 of the Company’s June 30, 2010 Form 10Q, during the first six months of 2010 and 2009, the Company recorded the following activity from its investments in LPs:

(in millions)

Six months ended June 30,	2010	2009
True-up adjustment from annual audited financial statements and Form K-1	($7.3)	($11.3)
Realized gains (losses) from cash distributions	5.1	(5.9)
Equity in losses from LPs	($2.2)	($17.2)

It is important to note that the Company recognized realized losses from cash distributions in 2009, contrary to the SEC’s understanding that only realized gains are distributed by LPs.  The true-up adjustment recorded in 2009 of ($11.3) million was primarily due to the market dislocation that took place in the 4th quarter of 2008.  As such, the loss was primarily the result of other than temporary impairments incurred by the LPs in a concentrated period of time.

Accounting Entries

To further clarify the Company’s accounting process with the LPs, what follows are actual journal entries from one of the Company’s LPs.   These entries serve to highlight:

•

The recording of cash distributions,

•

The reversing of previously recorded unrealized gains/losses in OCI on assets sold, and

•

The recording of Form K-1 adjustments from the annual audited financial statements.

LP description:  The purpose of the Partnership is to achieve capital appreciation of its assets through acquiring, holding and disposing of securities of distressed entities.

Capital Commitment:  $10,000,000

2007

Balance as of January 1, 2007 - $6,650,483 which includes a net unrealized loss of $475,176, which is included in other comprehensive income.

In May, the LP monetized two investments and distributed $5,628,218 to the Company.  The following entries were recorded:

(a)

Investment in LP

$1,805,896

Equity in gain

$1,805,896

 (b)  Cash

$5,628,218

Investment in LP

$5,628,218

(c)  Change in unrealized

$1,805,896

Investment in LP

$1,805,896

          To reverse previously recognized unrealized gains from OCI.

In August, the Company received the annual audited financial statement and Form K-1 for 2006.  The following entries were recorded:

(d)  Equity in loss

$154,980

Investment in LP

$154,980

(e)   Investment in LP

$4,409,260

Change in unrealized

$4,409,260

To record the increase in unrealized gains to OCI on investments not monetized

 2008

In March, the LP monetized one investment and distributed $2,831,169 to the Company.  The following entries were recorded:

(f)  Investment in LP

$2,293,247

Equity in gain

$2,293,247

 (g)  Cash

$2,831,169

Investment in LP

$2,831,169

In April, the LP monetized five investments and distributed $193,292 to the Company.  The following entries were recorded:

(h)  Investment in LP

$62,408

Equity in gain

$62,408

 (i)  Cash

$193,292

Investment in LP

$193,292

(j)   Change in unrealized

$71,697

Investment in LP

$71,697

In August, the Company received the annual audited financial statement and Form K-1 for 2007.  The following entries were recorded:

(k)  Investment in LP

$3,601,309

Equity in gain

$3,601,309

      To record undistributed gains from Form K-1.

(l)

Change in unrealized

$2,582,618

Investment in LP

$2,582,618

To record a decrease in unrealized gains to OCI on investments not monetized

 2009

In September, the Company received the annual audited financial statement and Form K-1 for 2008.  The following entries were recorded:

(m)  Equity in loss

   $2,938,494

Investment in LP

  $2,938,494

To record undistributed losses from Form K-1, primarily in the form of OTTI                        adjustments.

(n)   Change in unrealized

    $327,065

Investment in LP

 $327,065

In September, the LP monetized three investments and distributed $1,222,437. The following entries were recorded:

(o)  Equity in loss

$ 657,831

Investment in LP

$657,831

(p)  Cash

$1,222,437

Investment in LP

$1,222,437

(q)  Investment in LP

$580,195

Change in unrealized

$580,195

2010

In the 2nd quarter, the Company received the annual audited financial statement and Form K-1 for 2009.  The following entries were recorded:

(r) Investment in LP

$369,965

Equity in gain

 $369,965

(s)  Change in unrealized

$506,102

Investment in LP

$506,102

In June, the LP monetized three different investments and distributed $67,861 to the Company.  The following entries were recorded:

(t)  Investment in LP

$182,163

Equity in gain

$182,163

(u)  Cash

$67,861

Investment in LP

$67,861

In July, the LP monetized four investments and distributed $51,434 to the Company.  The following entries were recorded:

(v)  Investment in LP

$37,473

Equity in gain

$37,473

(w)  Cash

$51,434

Investment in LP

$51,434

In December, the LP monetized four investments and distributed $233,638 to the Company.  The following entries were recorded

(x)  Investment in LP

$83,262

Equity in gain

$83,262

(y)  Cash

$233,638

Investment in LP

$233,638

A summary of the accounting and account balances are shown below:

Balance Sheet

	Investment in LP		Balance	Year
O/B	$6,650,483		$6,650,483	2007
(a) (b)	$1,805,896	$5,628,218	$2,828,161
( c )		$1,805,896	$1,022,265
(d) (e)	$4,409,260	$154,980	$5,276,545
(f) (g)	$2,293,247	$2,831,169	$4,738,623	2008
(h) (i)	$62,408	$193,292	$4,607,739
(j)		$71,697	$4,536,042
(k) (l)	$3,601,309	$2,582,618	$5,554,733
(m)		$2,938,494	$2,616,239	2009
(n)		$327,065	$2,289,174
(o)		$657,831	$1,631,343
(p) (q)	$580,195	$1,222,437	$989,101
( r ) (s)	$369,965	$506,102	$852,964	2010
(t) (u)	$182,163	$67,861	$967,266
(v) (w)	$37,473	$51,434	$953,305
(x) (y)	$83,262	$233,638	$802,929

	Cash	Balance	Year
(b)	$5,628,218	$5,628,218	2007
(g)	$2,831,169	$8,459,387	2008
(i)	$193,292	$8,652,679
(p)	$1,222,437	$9,875,116	2009
(u)	$67,861	$9,942,977	2010
(w)	$51,434	$9,994,411
(y)	$233,638	$10,228,049

	Unrealized Gain/(Loss)		Balance	Year
O/B	$475,176		($475,176)	2007
( c ) (e)	$1,805,896	$4,409,260	$2,128,188
(j)	$71,697		$2,056,491	2008
(l)	$2,582,618		($526,127)
(n)	$327,065		($853,192)	2009
(q)		$580,195	($272,997)
(s)	$506,102		($779,099)	2010

Income Statement

	Year	Equity in Earnings/(Losses)		Balance
(a)	2007		$1,805,896	$1,805,896	2nd qtr '07
(d)		$154,980		$1,650,916	3rd qtr '07
(f)	2008		$2,293,247	$2,293,247	1st qtr '08
(h)			$62,408	$2,355,655	2nd qtr '08
(k)			$3,601,309	$5,956,964	3rd qtr '08
(m)	2009	$2,938,494		($2,938,494)	3rd qtr '09
(o)		$657,831		($3,596,325)	3rd qtr '09
( r )	2010		$369,965	$369,965	2nd qtr '10
(t)			$182,163	$552,128	2nd qtr '10
(v)			$37,473	$589,601	3rd qtr '10
(x)			$83,262	$672,863	4th qtr '10

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We appreciate the staff’s consideration of the foregoing in evaluating the Company’s response to previous comments and questions.  We would welcome the opportunity to discuss these issues further with the staff.

Sincerely,

/s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer